UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

14 September 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F          FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains
TNT to work together with Dutch ministry on matter of soot filters, 13 September 2005

13 September 2005

Largest road transporter takes up its social responsibility
TNT to work together with Dutch ministry on matter of soot filters

TNT CEO Peter Bakker has announced that the company will be working closely with the Ministry of Housing, Spatial Planning and the Environment (VROM) to fit the fleet with soot-particulate filters in the near future.

TNT, with a fleet of mainly vans and trucks that operate in urban areas, feels that it is its responsibility, as the largest transporters, to make a contribution to a clean environment.

"If a company like TNT takes the initiative, this might stimulate the rest of the industry to follow suit," says Peter Bakker, CEO of TNT. "With this co-operative effort, we want to develop shareable knowledge. Decreasing harmful emissions is a joint process, and one where we cannot just sit around waiting for the other to get it started."

This co-operative initiative, which is also open to other companies, will start with a period of research and the testing of a range of particulate filters for various types of freight vehicles. This stage is necessary in order to retrofit the existing diesel vehicles with particulate filters. VROM is working on a subsidy scheme for the retrofit and plans to announce this in 2006.

State Secretary Pieter van Geel: "We are very pleased with the initiative of TNT. This fits in with VROM's policy of working together with commercial parties to advance the technical development of environmental measures. It is our hope that this joint commitment between VROM and TNT will bring us a step closer to reducing harmful emissions. We call on other companies to follow TNT's example and to actively join in the effort."

TNT N.V. is a global provider of mail, express and logistics services. The group employs over 160,000 people in 63 countries and serves over 200 countries. For 2004 the company reported sales of €12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 14 September 2005